EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income taxes	$982,066	$724,036	$1,001,324	$1,102,391	$573,940
Add: Total fixed charges (see below)	120,362	91,767	52,856	91,775	88,660
Less: Interest capitalized	(6,487)	(2,808)	(4,383)	(4,628)	(586)
Total earnings	1,095,941	812,995	1,049,797	1,189,538	662,014
Fixed charges:
Interest(a)	100,696	72,828	42,166	86,725	87,592
Portion of noncancelable lease expense representative of interest factor(b)	19,666	18,939	10,690	5,050	1,068
Total fixed charges	120,362	91,767	52,856	91,775	88,660
Ratio of earnings to fixed charges	9.11	8.86	19.86	12.96	7.47

(a) Interest includes amortization of capitalized financing fees.
(b) One-third of noncancelable lease expense is assumed to be representative of the interest factor.